Filed Pursuant to Rule 433

Registration Statement No. 333-165889

February 27, 2012

Final Term Sheet

Issuer:	Westar Energy, Inc.

Issue of Securities:	First Mortgage Bonds, 4.125% Series due 2042

Legal Format:	SEC Registered

Ratings*:	Moody’s: A3 (stable); S&P: BBB+ (stable); Fitch: A- (stable)

Principal Amount:	$250,000,000

Trade Date:	February 27, 2012

Settlement Date:	March 1, 2012 (T+3)

Interest Payment Dates:	Semi-annually on March 1 and September 1, beginning on September 1, 2012.

Maturity Date:	March 1, 2042

Benchmark Treasury:	3.125% due November 15, 2041

Benchmark Treasury Price/Yield:	101-27/3.03%

Spread to Benchmark Treasury:	+110 basis points

Yield to Maturity:	4.130%

Coupon:	4.125%

Public Offering Price:	99.914%

Optional Redemption:	Prior to September 1, 2041, at any time at a discount rate of Treasury plus 20 basis points.

On or after September 1, 2041, at any time at par.

Issuance of Additional Bonds:	As of December 31, 2011, approximately $752 million principal amount of additional First Mortgage Bonds could be issued under the most restrictive provisions of the company’s mortgage, taking into account the issuance of $250,000,000 of First Mortgage Bonds offered hereby.

Gross Spread:	0.875%

Net Proceeds (before expenses):	Approximately $247,597,500 after deducting the underwriters’ discounts.

CUSIP/ISIN:	95709TAH3/US95709TAH32

Joint Book-Running Managers:	Barclays Capital Inc. Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC

Co-Managers:	UBS Securities LLC BNY Mellon Capital Markets, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Samuel A. Ramirez & Company, Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement relating to the securities described above in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a prospectus and prospectus supplement if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Mitsubishi UFJ Securities (USA), Inc. toll-free at (877) 649-6848 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.